NetSol Technologies, Inc.
24025 Park Sorrento, Suite 410
Calabasas, CA  91302

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NetSol Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 12, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013 Filed February 14, 2014
File No. 000-22773

Dear Mr. Krikorian:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to NetSol Technologies, Inc. (the “Company”) dated March 14, 2014 and received on March 17, 2014.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended June 30, 2013

General

1.
It appears that you released financial results for the first time to the Karachi Stock Exchange on February 11, 2014. In your response letter describe the disclosure channels you utilized and the procedures you followed in releasing this information. Please provide us with a legal analysis regarding whether that disclosure was required to comply with paragraph (e) of Rule 101 of Regulation FD.

Response:

Our Company’s subsidiary, NetSol Technologies, Ltd., a company organized under the laws of Pakistan (“NTPK”) has been listed on the Karachi Stock Exchange (“KSE”) since August 22, 2005.  NTPK is regulated by the KSE and by the SEC Pakistan.  NTPK began reporting its financial condition with the KSE on September 21, 2005.  As with the Company, NTPK has quarterly and annual financial reporting requirements.  The financial results you mention are those for the second quarter for NTPK, not the Company, for the period ended December 31, 2013.  It is our practice to disclose the financial results provided to the KSE for this subsidiary in an 8-K if there will be a gap between this disclosure and the disclosure of the consolidated financials with the SEC which would warrant disclosure pursuant to Regulation FD.

Item 7. Management’s Discussion and Analysis of Financial Condition and Plan Operations
Results of Operations, page 23
The Year Ended June 30, 2013 Compared to the Year Ended June 30, 2012

2.
There are several instances where there have been material changes but you do not provide corresponding quantitative or qualitative analysis for each source that contributed to the change. For example, you disclose on page 24 that services income increased by 26.71% from $18,538,893 to $23,490,243 without describing the underlying circumstances that contributed to the change. In future filings please enhance the discussion of the underlying business that contributed to material changes in the periods presented. Please see Item 303 (a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

We have noted your comment and will enhance our discussions in future filings.

Liquidity and Capital Resources, page 25

3.
Please tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

We believe that the cash generated from the U.S. operations will be sufficient to meet our funding requirements. Therefore, we determined that no foreign earnings are expected to be repatriated and all cash generated and held by our foreign subsidiaries will be retained and utilized to fund the international operations. Since repatriation of foreign earnings is remote for the foreseeable future, we believe that any disclosure of such repatriation or tax related impact is not required to be disclosed in the “MD&A” section. We will, however, in our future filings, disclose the amount of cash and investments held by our foreign subsidiaries and the potential tax impact on repatriation of undistributed earnings of these foreign subsidiaries in the “Liquidity and Capital Resources” section. The disclosure would be as follows:

“We typically fund the cash requirements for our operations in the U.S. through our license, services, and maintenance agreements, intercompany charges for corporate services, and through the exercise of options and warrants.  As of June 30, 2013, we had approximately $7.87 million of cash, cash equivalents and marketable securities of which approximately $4.77 million is held by our foreign subsidiaries.  We intend to permanently reinvest these funds outside the U.S., and therefore, we do not anticipate repatriating undistributed earnings from our non-U.S. operations.  If funds from foreign operations are required to fund U.S. operations in the future and if U.S. tax has not previously been provided, we would be required to accrue and pay additional U.S. taxes to repatriate these funds.”

4.
Please tell us your consideration of providing disclosures to describe how earnings and cash are transferred to and from your subsidiaries and VIEs to your offshore companies and parent (e.g., dividend payments, fees and reimbursements). Your disclosure should explain how earnings of the subsidiaries and VIEs flow through your corporate structure and highlight any restrictions on your ability to transfer cash flows from your subsidiaries. In addition, your liquidity disclosures should quantify the amount of statutory and restricted reserve requirements as well as describe the costs that would be incurred to transfer cash from your foreign subsidiaries and VIEs. We refer you to the Instructions to Item 303(a) of Regulation S-K.

Response:

The Company and its U.S. based subsidiaries may enter into transactions with the foreign operations to provide or receive services, reimbursement of expenses or other payments in the normal course of business. The tax impact, if any, of these transactions is recognized in the normal course of business by each entity.  Currently, there are no restrictions on the transfer of funds on such transactions to the U.S. from the foreign subsidiaries.  Repatriation of funds in the form of dividend is also allowed and there are no such restrictions on it. However, as stated earlier, the Company’s intention is to permanently reinvest in the non-U.S. operations.

5.
Please tell us your consideration of disclosing how you determine your days sales outstanding. In this respect, you should clarify whether revenues in excess of billings are included in your days sales outstanding calculation.

Response:

In our 10-K for the fiscal year ended June 30, 2013, we disclosed days sales outstanding based on accounts receivable which excluded revenues in excess of billings; however, we did not disclose the method of our calculation.  Currently, we are disclosing under “Liquidity and Capital Resources” information regarding accounts receivable and revenues in excess of billings, but do not disclose the days sales outstanding.

Item 15. Exhibits and Reports on Form 8-K, page 49
6.
It appears there are registration statements on Forms S-3 and S-8, including File Nos. 333-177483, 333-140248, 333-142054, and 333-133070, that were declared effective, have not been withdrawn, and that incorporate by reference your most recent Form 10-K.  You have not, however, included a written consent from your independent auditors to the use of their report in your shelf registration statements. Please file a written consent as that conforms to the requirements of Item 601(b)(23)(ii) of Regulation S-K and Rule 436 of Regulation C. With respect to your Form S-3, file number 333-177483, please tell us the transaction requirement you believe you satisfied as of the filing date of the Form 10-K and analyze whether all of the registrant requirements were met at that date. See Question 114.04 of the Securities Act Forms C&DIs, dated May 16, 2013.

Response:
We are filing concurrently herewith, a written consent from our independent auditors to the use of their report(s) in our shelf registration statement.

Registration statements 333-142054 and 333-133070, both S-8 registration statements, have securities which remain unsold.  The S-3 shelf registration statement on registration statement 333-133070 also has unsold securities. All of securities offered on registration statement 333-140248 have been fully sold.

As of the filing date of the form 10K on September 12, 2013, the Company fulfilled the transaction requirements of the S-3.  As of September 12, 2013, the Company fulfilled the transaction requirements of Form S-3 I.B.6 “Limited Primary Offerings by Certain Other Registrants” in that:  (a)  the Company has not sold securities during the period of 12 calendar months immediately prior to the filing (and as such no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant were sold); (b)  the Company is not a shell company and has not been a shell company for at least 12 calendar months previously; and, (c) the Company has at least one class of common equity securities listed and registered on a national securities exchange.

7.	Please tell us whether any sales have been made under your registration statement on Form S-3 since the last amendment to the above-referenced Form S-3 on September 5, 2012.

Response:
No sales have been made on the referenced Form S-3 since the last amendment on September 5, 2012.

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

(A) Principles of Consolidation, page F-9
8.
Please tell us your consideration of disclosing the amount of net assets from your relevant subsidiaries and VIEs that are free of restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X. Please describe any restrictions on transferring net assets to the parent.

Response:

Rule 4-08(e)(1) requires us to describe the most significant restrictions on the payment of dividends, indicating their sources, pertinent provisions and the amount of retained earnings or net income restricted or free of restriction.  Currently, there are no restrictions on the payment of dividends from our non-U.S. operations.

9.
Tell us how you determined whether you are the primary beneficiary of a VIE. Provide your analysis that demonstrates that you do control a VIE. We refer you to ASC 8 10-10- 25-3 8. Further, clarify whether you have variable interest in a VIE and whether you are not the primary beneficiary.

Response:

We have a joint venture with Atheeb Trading Company, a member of the Atheeb Group. The joint venture entity Atheeb NetSol Saudi Company Ltd. (“Atheeb NetSol”) is a company organized under the laws of the Kingdom of Saudi Arabia. The joint venture provides for a profit sharing ratio of 50.1:49.9, for the Company and Atheeb Group, respectively.

ASC 810-10-15-10 requires that all majority owned subsidiaries that are not within the scope of the Variable Interest Entities Subsections are consolidated unless the subsidiary meets certain exemptions.  One of those exemptions is if the subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary.

ASC 810-10-15-14 also provides guidance under which an entity would be consolidated even if it is not a majority owned subsidiary.  The literature provides three conditions, which if any exist, would require the entity to be consolidated:

1.
The first condition does not exist as the initial investment of $268,000 is sufficient to permit the legal entity to finance its activities without additional subordinated financial support. (See ASC 810-10-15-14 a. 1-4)

2.
The second condition does not exist as the Company has voting rights, has an obligation to absorb the expected losses has the right to receive the expected residual returns. (See ASC 810-10-15-14 b. 1-3)

3.
The third condition does not exist because the voting rights are proportion to the obligations to absorb the losses and the legal entity’s activities do not involve or are not conducted on behalf of an investor that has disproportionally few voting rights. (See ASC 810-10-15-14 a. 1-2)

We applied the guidance in ASC 810-10-15-14 and determined that the joint venture did not meet the criteria of a VIE. We then applied the guidance in ASC 810-10-15-10 a 1 iv and determined that the Company does not have control over the operational and financial matters of Atheeb NetSol since the non-ontrolling shareholders have veto power and since they have 4 of the 7 board seats; therefore, it is considered as an associated company and accounted for under the equity method.

10.
Please expand your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a disaggregated basis, including the intercompany payable to you for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810- 10-50.

Response:

Based on our assessment as described in your question 9 above, we do not consider our joint venture to be a VIE; therefore, paragraphs 2AA.d and 3.bb of ASC 810- 10-50 do not apply.  However, we did consider ASC 323-10-50-3-c, which states that if investments in common stock of corporate joint ventures or other investments accounted for under the equity method are, in the aggregate, material in relation to the financial position or results of operations of an investor, it may be necessary for summarized information as to assets, liabilities, and results of operations of the investees to be presented in the notes or in separate statements, either individually or in groups, as appropriate.  We determined that our investment in Atheeb NetSol did not meet the criteria of being material to our financial position or the results of our operations and therefore, we did not disclose the summarized information described in paragraph 50-3 c.

(K) Software Development Costs, page F-1 1
11.
We note that costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Please tell us your consideration of disclosing the total amount of research and development costs for each period presented. We refer you to ASC 730-10-50-1.

Response:

Our policy is to expense as research and development those costs incurred to internally develop computer software products or to enhance an existing product until technological feasibility is established.  During the periods reported in our June 30, 2013 10-K, we capitalized development costs associated with the development of our new product NFS Ascent and other projects as technological feasibility had been established.  During the fiscal years ended June 30, 2013 and 2012, we had research and development expenses of $158,821 and $39,945, respectively.  We determined that these amounts were immaterial and therefore, we did not disclose these balances separately in the statement of operations.  Beginning with our fiscal year 2014, we have started to separately disclose research and development expenses in our statement of operations even if the amounts are not material as we feel that investors are expecting to see research and development expenses due to the nature of our industry.

(P) Unearned Revenue, page F-14
12.	Please clarify the nature of your unearned revenue for each period presented. In this respect, tell us the amounts of unearned revenue attributable to license fees, maintenance fees and services.

Response:

Unearned revenue for the fiscal year ended June 30, 2013 is comprised of $2,360,172 for unearned maintenance fees and $85,846 for unearned services.  Unearned revenue for the fiscal year ended June 30, 2012 is comprised of $2,624,933 for unearned maintenance fees and $79,728 for unearned services.

Note 9. Intangible Assets, page F-1 9
13.
Please explain why the majority of your intangible assets will be amortized subsequent to June 30, 2018. In this respect, we note that most of the unamortized intangible assets relate to product licenses that are being amortized on a straight-line basis over their respective lives, which is currently a weighted average of approximately 8 years. As part of your response, provide us with your calculation of how you determined the future amortization expense for the next five years and thereafter. In addition, describe how you calculated the weighted average live of 8 years.

Response:

As described in our response to question 11, we capitalize all development costs once technological feasibility has been established for a given product.  As of June 30, 2013, we had approximately $22.1 million of capitalized product licenses related to our new products that were under development, of which approximately $20 million related to our new product NFS Ascent.  At June 30, 2013, we had not begun amortizing these balances; therefore, the full amount was disclosed in the category “thereafter”.  Per the table below, $22.2 million of the $23.6 million was not being depreciated as of June 30, 2013.

	FISCAL YEAR ENDING
Asset	6/30/14	6/30/15	6/30/16	6/30/17	6/30/18	Thereafter	TOTAL
Product Licences	$1,749,769	$1,385,587	$891,682	$752,000	$746,068	$23,584,853	$29,109,959
Customer Lists	73,200	49,668	49,668	12,404	-	-	184,940
Technology	48,540	48,540	48,540	12,135	-		157,755
	$1,871,509	$1,483,795	$989,890	$776,539	$746,068	$23,584,853	$29,452,654

The following is our calculation for the weighted average of life of 8 years:

Amortization Amount	Years to Amortize	Weighted Average
1,871,509.00	1.00	1,871,509.00
1,483,795.00	2.00	2,967,590.00
989,890.00	3.00	2,969,670.00
776,539.00	4.00	3,106,156.00
746,068.00	5.00	3,730,340.00
748,417.00	6.00	4,490,502.00
748,417.00	7.00	5,238,919.00
22,088,019.00	10.00	220,880,190.00
29,452,654.00		245,254,876.00
	8	Weighted Average Life

Note 16. Income Taxes, page F-25
14.
We note the caption in your effective income tax rate reconciliation for foreign earnings taxed at different rates. Please clarify what the foreign rate differential represents in each year presented. As part of your response, explain how the foreign rate differential is determined.

Response:

The foreign tax rate differential is the difference between the foreign subsidiaries’ book income taxed at the U.S. rate and the foreign subsidiaries’ book income taxed at the foreign rate. The Pakistan subsidiaries are exempt from paying corporate taxes through 2016 and the tax rate for the Thailand subsidiary is 30%.

As described in our footnote, the book income derived from foreign operations was $15,431,499 and $10,406,380 for fiscal years ended June 30, 2013 and 2012, respectively.  For the fiscal year ended June 30, 2013, $12.5 million related to our subsidiaries located in Pakistan and $4.2 related to our subsidiary in Thailand. The other foreign subsidiaries had a net loss of $1.3.  If the foreign subsidiaries were taxed at the U.S. rate of 34%, the Company would have had a tax expense of $5.2 million.  The difference between the $5.2 and the actual foreign taxes paid of $465,000 is shown as the line item “foreign earnings taxed at different rates.”

The same methodology was used for 2012 as the net income for our Pakistan subsidiaries was $10.6 million with all other foreign entities combining for a net loss of $200,000.

15.
We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because you intend to permanently invest outside the United States. Please tell us what consideration you gave to disclosing the amount of the unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable. We refer you to ASC 740-30-50-2(c).

Response:

We will disclose in our future filings a statement that the determination of the unrecognized deferred tax liability is not practicable.

Note 20. Segment Information and Geographic Areas, page F-38
16.
Please reconcile your revenues from unaffiliated customers in each global region or segment to your geographic information by country for each period presented. Explain why these amounts are different for the same region.

Response:

We have included a reconciliation of our revenues for each segment to our geographic information.  The difference is that each segment is able to sell product into different geographic regions.

	Revenues 2013
	Total	China	Thailand	USA	UK	Pakistan & India	Australia & New Zealand	Mexico	Other Countries

Corporate headquarters	$-	$-	$-	$-	$-	$-	$-	$-	$-

North America:
NTNA	5,796,484	-	-	3,172,034	-	-	-	2,624,450	-
Vroozi	947,698	-	-	947,698	-	-	-	-	-
	6,744,182	-	-	4,119,732	-	-	-	2,624,450	-

Europe:
NTE	6,183,202	1,450,000	-	-	3,611,567	-	-	-	1,121,635
VLS	1,655,440	-	-	-	1,655,440	-	-	-	-
HAFL	-	-	-	-	-	-	-	-	-
	7,838,642	1,450,000	-	-	5,267,007	-	-	-	1,121,635
Asia-Pacific:
NetSol PK	22,605,831	8,386,318	2,110,555	1,356	(5,230)	1,119,530	4,397,880	-	6,595,422
Netsol-Innovation	3,734,583	-	-	1,840,499	1,620,640	-	273,444	-	-
Connect	760,795	-	-	-	-	760,795	-	-	-
Abraxas	1,359,322	-	-	-	-	-	1,359,322	-	-
NTPK Thailand	7,433,648	-	4,993,560	-	-	851,626	-	-	1,588,462
NetSol Beijing	320,158	320,158	-	-	-	-	-	-	-

	36,214,337	8,706,476	7,104,115	1,841,855	1,615,410	2,731,951	6,030,646	-	8,183,884

Total	$50,797,161	$10,156,476	$7,104,115	$5,961,587	$6,882,417	$2,731,951	$6,030,646	$2,624,450	$9,305,519

	Revenues 2012
	Total	China	Thailand	USA	UK	Pakistan & India	Australia & New Zealand	Mexico	Other Countries

Corporate headquarters	$-	$-	$-	$-	$-	$-	$-	$-	$-

North America:
NTNA	3,257,059	-	-	2,879,199	-	-	-	377,860	-
Vroozi	1,295,114	-	-	1,240,970	-	-	-	54,144	-
	4,552,173	-	-	4,120,169	-	-	-	432,004	-

Europe:
NTE	4,395,364				4,395,364
VLS	1,276,838				1,276,838
HAFL	4,190				4,190
	5,676,392	-	-	-	5,676,392	-	-	-	-
Asia-Pacific:
NetSol PK	22,679,948	9,485,188	4,554,897			1,578,056	604,861	(54,144)	6,511,090
Netsol-Innovation	3,444,916			1,657,672	868,270		918,974
Connect	636,849					636,849
Abraxas	390,819						390,819
NTPK Thailand	1,084,285		1,084,285
NetSol Beijing	1,310,142	1,310,142

	29,546,959	10,795,330	5,639,182	1,657,672	868,270	2,214,905	1,914,654	(54,144)	6,511,090

Total	$39,775,524	$10,795,330	$5,639,182	$5,777,841	$6,544,662	$2,214,905	$1,914,654	$377,860	$6,511,090

Form 10-Q for the Quarterly Period Ended December 31, 2013
Consolidated Financial Statements
Note 9. Goodwill, page 11
17.
We note that there has been a significant decline in your market capitalization and revenues since your fiscal year end and it appears that your market capitalization was below the carrying amount of your net assets as of December 31, 2013. As a result, this may be a triggering event which would require you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C(g). Please tell us what consideration you have given to reassessing your goodwill for impairment as of December 31, 2013. If you did not perform the first and second steps of the goodwill impairment test on an interim basis because you determined that it is not more likely than not that the fair value of your reporting units are less than their carrying amounts, please provide us with your analysis supporting this determination. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

Response:

Per ASC 350-20-35-30 states that a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  In addition, ASC 350-20-35-3 allows an entity to assess qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill.

Due to the decrease in our share price and the decrease in revenues, we performed a qualitative analysis and determined that it was not necessary to perform the two-step goodwill impairment test as we didn’t believe that it was more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill.

This assessment was determined as follows:

1.	The goodwill of $9,653,330 is allocated to each reporting unit as follows:
a.	NetSol Technologies, Ltd (Pakistan subsidiary) - $1,303,372
b.	NetSol Technologies Europe Limited - $3,471,814
c.	Virtual Lease Services Limited - $214,044
d.	NetSol Technologies Americas, Inc. $4,664,100

We performed a qualitative analysis for each reporting unit and determined that that it was not necessary to perform the two-step goodwill impairment test on any of the reporting units.

2.
We anticipated a decrease in our revenues for fiscal year 2014 as we introduced our new product NFS Ascent.  Due to the nature and cost of our product, contract negotiations can last longer than a year from the first contact with a customer until the final contract is signed.

3.
For each reporting unit, we analyzed the pipeline of contracts and the probability of closing the contracts, and based on the analysis, we believe that license revenues will begin to increase during the fourth quarter of 2014 and into 2015.  Therefore, the decline in license revenues is temporary and one that we did anticipate.  As we begin to implement NFS Ascent, we will experience increases in license revenue, services revenue and maintenance revenue.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned, or Patti L. W. McGlasson, Sr. V.P. Legal and Corporate Affairs, General Counsel and Corporate Secretary at (818) 222-9195.

Sincerely,

/s/Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer

cc:  Roger Almond, CFO
Patti L. W. McGlasson